November 20, 2018

Geoffrey M. Kolander
President and Chief Executive Officer
Citizens, Inc.
2900 Esperanza Crossing, 2nd Floor
Austin, Texas 78758

       Re: Citizens, Inc.
           Registration Statement on Form S-3
           Filed November 16, 2018
           File No. 333-228423

Dear Mr. Kolander:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    G. Allen Hicks - Hogan Lovells US LLP